FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Quarter ended June 30, 2003

Commission File Number: 333-13096

DRAX HOLDINGS LIMITED
(FORMERLY KNOWN AS AES DRAX HOLDINGS LIMITED)

Drax Power Station
P.O. Box 3
Selby
North Yorkshire
YO8 8PQ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

PART I FINANCIAL INFORMATION
ITEM 1. INTERIM FINANCIAL INFORMATION
ITEM 2. DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
SIGNATURES
DRAX HOLDINGS LIMITED
DRAX POWER LIMITED
DRAX LIMITED
DRAX ELECTRIC LIMITED
AES DRAX ACQUISITION LIMITED

EXPLANATORY NOTE

     This Amendment on Form 6-K/A restates the previously issued 2003 financial statements of Drax Holdings Limited (formerly known as AES Drax Holdings Limited) (the “Company”), Drax Power Limited (formerly known as AES Drax Power Limited), Drax Limited (formerly known as AES Drax Limited), Drax Electric Limited (formerly known as AES Drax Electric Limited) and AES Drax Acquisition Limited for the second quarter ended June 30, 2003 filed with the Securities and Exchange Commission on Form 6-K on September 11, 2003 (we refer to such Form 6-K, as the “Second Quarter Report”). These financial statements have been amended to reflect changes in the status of certain transactions and balances as at June 30, 2003 in the light of information provided to the Company subsequent to September 11, 2003 and to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

     The Company is, by means of this filing, amending, clarifying and adding certain disclosure under Part 1, Item 1 (Interim Financial Information) and Item 2 (Discussion and Analysis of Financial Condition and Results of Operation) to reflect the restated financial statements referred to above.

     Other than as indicated in each note entitled “Restatements and prior period adjustments” and contained in the restated financial statements referred to above, this amended Form 6-K does not reflect events occurring after the filing of the Second Quarter Report, and does not modify or update the disclosures therein in any way other than as required to reflect the amendments described above and set forth below; such disclosures are contained in the Company’s subsequent filings with the Securities and Exchange Commission.

     The filing of this amended Form 6-K shall not be deemed an admission that the original filing, when made, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

TABLE OF CONTENTS TO FORM 6-K/A

Page

PART I FINANCIAL INFORMATION

Item 1. Interim Financial Information	1

Item 2. Discussion and Analysis of Financial Condition and Results of Operations	1

SIGNATURES	10

APPENDIX	11

i

PART I

FINANCIAL INFORMATION

ITEM 1.	INTERIM FINANCIAL INFORMATION

The appendix to this quarterly report contains the unaudited condensed financial statements of the following companies:

Page

A	DRAX HOLDINGS LIMITED
	Condensed Financial Statements for the quarter ended June 30, 2003	A1 - 7
B	DRAX POWER LIMITED
	Condensed Financial Statements for the quarter ended June 30, 2003	B1 - 7
C	DRAX LIMITED
	Condensed Financial Statements for the quarter ended June 30, 2003	C1 - 7
D	DRAX ELECTRIC LIMITED
	Condensed Financial Statements for the quarter ended June 30, 2003	D1 - 7
E	AES DRAX ACQUISITION LIMITED
	Condensed Financial Statements for the quarter ended June 30, 2003	E1 - 7

These financial statements are prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP and supersede and replace the original financial statements of the company included on the Form 6-K of the company filed on September 11, 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at December 31, 2002 and as at June 30, 2003 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes (see note 3 to the financial statements of Drax Holdings Limited for the quarter ended June 30, 2003 in the appendix hereto).

ITEM 2.	DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

General

     AES Drax Holdings Limited is a holding company with no material operations. We were formed on August 26, 1999 in connection with the financing of our acquisition of the Drax Power Station from National Power plc (now called Innogy plc). Our only asset is our ownership of all of the share capital of AES Drax Electric Limited, which owns all of the outstanding capital stock of AES Drax Limited, which owns all of the outstanding capital stock of AES Drax Power Limited, the owner of the Drax Power Station. We are entirely dependent on the receipt of distributions from our direct and indirect subsidiaries to meet our financial obligations. We are a wholly owned indirect subsidiary of The AES Corporation. However, as of August 5, 2003, The AES Corporation withdrew its support for, and participation in the discussions between AES Drax Holdings Limited and its senior creditors regarding a consensual restructuring (the “Restructuring”). The AES Corporation files quarterly and annual reports with the SEC under the Securities and Exchange Act of 1934, as amended (the “1934 Act”), which are publicly available. On May 16, 2003, we filed our 2002 Annual Report on Form 20-F under the 1934 Act with the SEC, which was amended on Form 20-F/A filed with the SEC on the date hereof, which are also publicly available. We sometimes refer to AES Drax Holdings Limited, AES Drax Power Limited, AES Drax Limited, AES Drax Electric Limited and AES Drax Acquisition Limited as “AES Drax".

Significant Developments During the Six Months Ended June 30, 2003 and Recent Developments

     AES Drax has been operating under Standstill Arrangements with certain of its senior creditors since December 12, 2002 for the purpose of providing AES Drax Holdings Limited and its senior creditors with a period of stability during which discussions regarding the Restructuring could take place. Although the standstill period under the Original Standstill Agreement terminated on May 31, 2003, AES Drax reached agreement on two further standstill agreements, which have now expired, and is currently operating under the Fourth Standstill Agreement. The Fourth Standstill Agreement expires on September 30, 2003, unless terminated earlier or extended in accordance with its terms.

     Based on negotiations through the end of June, AES Drax Holdings Limited, The AES Corporation, the steering committee (the “Steering Committee”) representing the syndicate of banks (the “Senior Lenders”) which financed the Eurobonds issued by AES Drax Holdings Limited to finance the acquisition of the Drax Power Station, and the ad hoc committee formed by holders of AES Drax Holdings Limited’s Senior Bonds (the “Ad Hoc Committee” and, together with the Steering Committee, the “Senior Creditors Committees”), reached agreement on more detailed terms of the Restructuring, and each of the Senior Creditors Committees, the AES Drax Companies and The AES Corporation indicated their support for a Restructuring to be implemented based upon the proposed restructuring terms (the “Restructuring Proposal”) that were published by us on Form 6-K on June 30, 2003.

     On July 23, 2003, we received a letter from International Power plc, pursuant to which it offered to replace The AES Corporation in the Restructuring and to purchase certain debt to be issued in the Restructuring described in the Restructuring Proposal (the “International Power Proposal”), which letter was filed by us on Form 6-K on July 24, 2003.

     On July 28, 2003, The AES Corporation sent a letter to the Senior Creditors Committees and to AES Drax Holdings Limited indicating that The AES Corporation would withdraw its support for, and participation in, the Restructuring unless each member of the Senior Creditors Committees met certain conditions by no later than August 5, 2003. A copy of the letter was filed on Form 6-K on July 28, 2003.

     On July 30, 2003, the directors of AES Drax Holdings Limited and AES Drax Power Limited appointed Gordon Horsfield and Gerald Wingrove as directors of AES Drax Holdings Limited and AES Drax Power Limited. They, together with Lord Taylor of Blackburn, formed a subcommittee of independent directors, primarily responsible for the consideration and evaluation of the International Power Proposal, compared with the Restructuring Proposal, and any other similar proposals which would be made to AES Drax Holdings Limited.

     As previously disclosed by us on Form 6-K filed with the SEC on August 6, 2003, on the evening of August 5, 2003 The AES Corporation withdrew its support for, and participation in, the Restructuring Proposal.

     On the same date Neil Hopkins, Naveed Ismail, Garry Levesley and John Turner resigned as directors of AES Drax Holdings Limited and AES Drax Power Limited and stated their intention to resign as directors from the boards of the other Drax companies (other than AES Drax Power Finance Holdings Limited and AES Drax Energy Limited). They resigned from AES Drax Acquisition Limited, AES Drax Electric Limited and AES Drax Limited on August 8, 2003. Accordingly, the boards of each of AES Drax Holdings Limited and AES Drax Power Limited now comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove, the boards of each of AES Drax Electric Limited and AES Drax Limited comprise Lord Taylor of Blackburn, Gordon Horsfield and Gerald Wingrove and the board of AES Drax Acquisition Limited comprises Gordon Horsfield and Gerald Wingrove.

     On August 14, 2003, we announced that we received a letter from Goldman Sachs International, pursuant to which it proposed to participate in the Restructuring in place of The AES Corporation, which letter was filed by us on Form 6-K on August 14, 2003.

     On August 19, 2003, we received a letter from International Power plc, pursuant to which it revised the International Power Proposal, which letter was filed by us on Form 6-K on August 20, 2003.

     On August 21, 2003, we received a letter from BHP Billiton in respect of the Restructuring, which letter was filed by us on Form 6-K on August 21, 2003.

     On August 30, 2003, we announced that, following a period of intensive discussions with International Power plc, BHP Billiton plc and Goldman Sachs International, and having noted the letter received from Miller, McConville, Christen, Hutchison and Waffel, and following discussions with the senior creditors of AES Drax, we entered into an exclusive arrangement with International Power plc on the basis of a revised offer received from International Power plc on August 30, 2003 to participate in the Restructuring. Details of the offer were filed by us on Form 6-K on September 2, 2003.

     For a discussion of significant events in 2002 and recent developments since the beginning of 2003, we refer you to “Item 4. Information on the Company—Significant Developments During 2002 and Recent Developments” in our annual report on Form 20-F for the year ended December 31, 2002 as filed with the SEC on May 16, 2003 and as amended on Form 20-F/A as filed with the SEC on the date hereof (the “2002 Annual Report”) and to our other SEC filings since such Report was filed, each of which we incorporate by reference herein.

General

     The following discussion contains forward-looking statements regarding AES Drax and its operations. These statements are based on the current plans and expectations of AES Drax and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors that could cause actual results to differ include risks set forth in “Item 3. Key Information—Risk Factors” in our 2002 Annual Report.

     The economics of any electric power facility are primarily a function of the price of electricity, the quantity of electricity which is produced and sold and the level of operating expenses incurred. Generally, the greater the percentage of time a unit is operating, the greater the revenues associated with that unit.

     The market for wholesale electric energy and energy services has now been largely deregulated as a result of implementation of NETA compared with the prior pool arrangements. In a competitive market where operation is based on bids made by owners of generating assets in the region, AES Drax expects that owners of lower marginal cost facilities will bid lower prices, and therefore these facilities will be in operation more often than higher marginal cost facilities.

     The Drax Power Station is capable of operating at high availability due to the high quality of its design and construction under the direction of the Central Electricity Generating Board. As we have moved back into baseload operation through the first half of 2003, both the plant availability and forced outage rates have improved. For the three months ended June 30, 2003, the Drax Power Station’s weighted average (based on capacity) equivalent availability factor was 83.43% and its forced outage rate was 4.79%, compared to 83.30% and 10.29%, respectively, for the three months ended June 30, 2002.

Results of Operations

     AES Drax’s results of operations depend on revenues from the sale of electric energy, capacity and other related products, its ability to successfully operate under NETA, its trading strategy and on the level of its operating expenses.

     The Hedging Contract historically accounted for a significant portion of the revenues generated by AES Drax, including during the six months ended June 30, 2002. As a result of the termination of the Hedging Contract on November 18, 2002, the Drax Power Station began operating as a fully merchant plant as of November 19, 2002.

Selected Consolidated Profit and Loss Data in accordance with UK GAAP:

	As restated	As restated	As restated	As restated
	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2003

	(in £’000’s)		(in £’000’s)
Revenues	92,960	129,035	229,347	274,879
Cost of Sales	(65,741)	(48,972)	(142,962)	(110,437)
Gross Profit	27,219	80,063	86,385	164,442
Administrative expenses	(45,048)	(43,662)	(84,780)	(87,280)
Operating (loss)/profit	(17,829)	36,401	1,605	77,162
Interest receivable and similar income	7,299	6,833	11,464	12,774
Interest payable and similar charges	(45,629)	(45,340)	(92,704)	(90,445)
Loss on ordinary activities before taxation	(56,159)	(2,106)	(79,635)	(509)
Loss on ordinary activities after taxation	(57,464)	(5,383)	(82,102)	(9,781)

Operating Results for the three and six month periods ended June 30, 2003 and 2002

     Revenues for the quarter ended June 30, 2003 totalled £93.0 million, compared to £129.0 million for the same period in 2002, a decrease of 27.9%, and revenues for the first six months of 2003 totalled £229.3 million, compared to £274.9 million for the same period in 2002, representing a 16.6% decrease.

     The decreases in revenues for 2003, compared to the same periods in 2002, are due principally to the loss of the capacity payment payable by TXU Europe under the Hedging Contract, which was terminated on November 18, 2002, and an overall decline in capture price from an average of £30.42/MWh during the second quarter of 2002 to £16.19/MWh during the second quarter of 2003. Sales volumes in the second quarter of 2003 totalled 5,740.4 GWh, compared to 4,241.6 GWh for the same period in 2002. The increase in volume was due to the increase in our sales, which have had to compensate for the loss of the Hedging Contract and therefore the price achievable, as the plant now operates on a fully merchant basis in the UK market and is no longer restricted to generation levels per the Hedging Contract.

     The following graph shows the trend in prices for annual baseload for the period ended August 22, 2003 (such contracts are where electricity is supplied 24 hours per day, 7 days per week). The chart indicates that for 2002 baseload prices fell from around £18.45/MWh in December 2001 to £16.92/MWh by December 31, 2002. The graph also reflects the trend in baseload prices through August 2003, which shows a recovery from the previous low prices experienced in 2002.

     During the first quarter of 2003, prices increased sharply through January, at which time we successfully hedged some of our output. We believe that this price peak was caused by uncertainty in the market place following the administration of TXU Europe and certain other companies in the TXU group and the issues faced by British Energy at that time. Generally, the forward curve continued to rise throughout the year as capacity margins tightened.

     Cost of sales for the quarter ended June 30, 2003, which are primarily fuel costs, were £65.7 million, compared to £49.0 million for the quarter ended June 30, 2002. Cost of sales for the six month period ended June 30, 2003 also shows an increase to £143.0 million compared to £110.4 million for the same period in 2002. The increase in fuel burnt for the second quarter of 2003, compared to the same period in 2002, is due to the increase in generation from 4,435.8 GWh during the second quarter of 2002 to 5,995.5 GWh during the second quarter of 2003, as the plant has operated on a fully merchant basis and has increased the volume of sales in the second quarter of 2003. The impact of this increase is also reflected in AES Drax’s load factor, which has increased to 69.6% for the quarter ended June 30, 2003, compared to 51.3% for the same period in 2002.

     The cost of fuel remained in line with expectations due to the transition to supply contracts with all our major coal suppliers.

     Gross profit (revenues less cost of goods sold) was £27.2 million for the quarter ended June 30, 2003, compared to £80.1 million for the same period in 2002, and totalled £86.4 million for the six months ended June 30, 2003, compared to £164.4 million for the same period in 2002. This gives a gross margin of approximately 29.3% for the second quarter of 2003, compared to 62.0% for the same period in 2002, and a gross margin of 37.7% for the six months to June 30, 2003, compared to 59.8% for the same period in 2002. The downturn in the gross margin during the second quarter of 2003 compared to the same period in 2002, is mainly attributable to the termination of the Hedging Contract and the transition to a fully merchant plant, which has affected gross margin as follows:

•	Our average selling price (total revenues divided by total volume of electricity sold) decreased by 46.8% for the second quarter of 2003, compared to the same period in 2002. This takes into account the overall reduction in UK market prices to which we are now exposed.

•	Our fuel costs increased by 34.2% in the second quarter of 2003 compared to the same period in 2002, which reflects the increased generation levels, as mentioned above.

Administrative expenses for the quarter ended June 30, 2003 were £45.0 million, compared to £43.7 million for the same period in 2002. Administrative expenses for the six months to June 30, 2003 were £84.8 million, compared to £87.3 million for the same period in 2002. These expenses consist primarily of fixed operations, maintenance and other variable costs. The expenditure was broadly in line with our expectations and with last year’s results. There was a decreased level of expenditure in the first quarter of 2003 but the second quarter of 2003 saw an increase in expenditure due to the net effects of the following:

•	The decrease in our insurance premiums following renewal in November 2002, when our premiums decreased from approximately £10.9 million per annum to £6.0 million per annum. This decrease in the premiums payable during the second quarter of 2003 was due in part to the fact that the insurance cover that we have entered into on renewal for the year to November 26, 2003 is for material damage only, with a £5 million each and every event deductible and $1 billion (£600 million) maximum loss cover, and does not include business interruption insurance. This reduced our insurance expense for the quarter ended June 30, 2003 by approximately £1.0 million compared to the same period in 2002.

Our insurance premiums had significantly increased in 2002 due to:

•	The impact of September 11th on the insurance market as a whole.
•	The withdrawal of certain insurers from the power sector.
•	Insufficient capacity available in the insurance market at the time of renewal in November 2001.
•	AES Drax’s claims history during the first year of the policy.

•	The increased level of professional and legal fees incurred in the second quarter of 2003 associated with ongoing discussions with our senior creditors. Such fees added approximately £7.7 million of costs for the quarter ended June 30, 2003 compared to the same period in 2002.

•	The increase in total salary payments by approximately £1.0 million for the second quarter of 2003 compared to the second quarter of 2002, mainly due to pay increases year on year and changes in staffing levels between years.

•	The effects of foreign exchange rate movements on foreign currency balances, mainly intercompany balances denominated in dollars, which have increased significantly from June 2002 to June 2003. The results for the quarter ended June 30, 2003 include a foreign exchange gain of £2.8 million, whereas those for the quarter ended June 30, 2002 include a foreign exchange gain of £0.4 million. Foreign exchange gains for the quarter ended June 30, 2003 are principally attributable to the dollar depreciating relative to the pound sterling to a greater extent during the second quarter of 2003 as compared to the second quarter of 2002. In 2003, the pound to dollar exchange rate increased from £1: $1.5749 in March to £1: $1.6503 in June, reflecting a $0.08 increase, whereas in 2002, the pound to dollar exchange rate increased from £1: $1.4262 in March to £1: $1.5328 in June, reflecting a $0.11 increase.

•	The timing and extent of outage work performed. The outage work for 2002 was mostly incurred during the third quarter due to the deferral of a major outage into 2003, thus the outage work for 2003 has been more substantial and costs, therefore, have already been incurred in the second quarter totalling approximately £5.2 million.

•	No amortisation of goodwill has been charged in 2003 following the impairment of fixed assets at the year-end 2002. Such charges for the second quarter of 2002 totalled £8.7 million, compared to £nil for the same period in 2003, thus reducing administrative costs by £8.7 million.

•	Other reductions and savings in administrative expenses generated a further reduction of £0.5 million for the second quarter of 2003 as compared to the same period in 2002.

     Operating loss from continuing operations was £17.8 million for the quarter ended June 30, 2003, compared to an operating profit of £36.4 million for the same period in 2002. For the six months ended June 30, 2003, the operating profit was £1.6 million, compared to an operating profit of £77.2 million for the same period in 2002.

     Interest payable and similar charges were £45.6 million for the second quarter of 2003, compared to £45.3 million for the same period in 2002. Interest payable for the six months period to June 30, 2003 totalled £92.7 million, compared to £90.4 million for the same period in 2002. The interest expense comprises two major components:

(i)	Fixed coupons on the £1,725 million Eurobonds due 2015 which provide for semi-annual coupon payments at a rate of 8.86% per annum.

(ii)	The senior bonds, which have an aggregate principal amount outstanding (sterling equivalent) of approximately £400 million at June 30, 2003, of which approximately half accrues interest at 10.41% and the balance at 9.07%.

     The additional interest expense charged reflects the impact of the various interest rate and foreign currency swaps that AES Drax has in place, plus the costs of the letter of credit used to fund the debt service reserve accounts with a minimum balance (the “Required Balance”) under the bank facility provided by the Senior Banks to InPower Limited (the “Bank Facility”). The interest rate swaps, in particular, are currently increasing our interest expense as interest rates (GBP 6 month LIBOR) have continued to decline to 3.995% as at December 31, 2002, which applied for the period January 1, 2003 to June 30, 2003. Subsequently the interest rates have been reset for the next six month period ended December 31, 2003 and have declined further to 3.566% as at June 30, 2003.

     The level of interest expense reflects the significant borrowings we made to finance the acquisition of the Drax Power Station.

     Interest receivable and other income was £7.3 million for the second quarter of 2003, compared to £6.8 million for the same period in 2002, representing an increase of approximately 6.8% over the same period in 2002. For the six months to June 30, 2003, interest receivable was £11.5 million, compared to £12.8 million for the same period in 2002, representing a decrease of 10.3%. This income represents not only the interest accrued on the various bank balances held by AES Drax, but also reflects the benefits accrued from the Harich Swap.

     Due to the decreased gross margin during the quarter ended June 30, 2003, we incurred a loss on ordinary activities before taxation of £56.2 million, compared to £2.1 million for the same period in 2002, and a loss before taxation of £79.6 million for the six months ended June 30, 2003, compared to £0.5 million for the same period in 2002. We incurred corporation tax on this of £1.3 million for the three months to June 30, 2003, compared to £3.3 million for the same period in 2002, and £2.5 million for the six months to June 30, 2003, compared to £9.3 million for the same period in 2002. This equates to an effective tax rate of 2.3% for the three months to June 30, 2003, compared to 155.6% for the same period in 2002, and an effective tax rate of 3.1% for the six months to June 30, 2003, compared to 1,821.6% for the same period in 2002, even though UK corporation tax rate is currently 30%. The reason for the difference in tax rates is primarily due to the greater trading loss generated in the six months ended June 30, 2003, compared to the smaller losses made in the same period in 2002, and the change in the deferred tax provision for the six months to June 30, 2003.

Liquidity and Capital Resources

     Following the termination of the Hedging Contract and the appointment of administrators for TXU Europe and TXU Europe Group plc (“TXU Group”) on November 18 and 19, 2002, respectively, AES Drax has traded on a fully merchant basis to generate revenue. AES Drax did not receive payment for sales made to TXU Europe in October 2002 and the first-half of November 2002 prior to termination and the receipt and timing of such payment, together with amounts relating to AES Drax’s claim for capacity damages, will now be subject to the administration process relating to TXU Europe and TXU Group. In addition to adopting a fully merchant strategy since termination, AES Drax immediately following termination entered into an agreement with National Grid Company plc to supply power for the first five days post-termination. AES Drax initially took steps to restrict cash outflows by consuming stocks of coal and hence reducing coal purchases, agreeing rescheduled payments with UK Coal Mining Limited, negotiating the deferment of payments for rates and VAT, agreeing a refund of on-account corporation tax payments and generally instituting rigorous creditor payment approval processes.

     Our ability to enter into any new medium electricity trading term contracts is dependent on the availability of additional credit support. Under the terms of the Standstill Arrangements, AES Drax has utilized £30 million of funds under the group account agreement entered into pursuant to the terms of the Eurobonds, the Bank Facility and the bonds (the “Group Account Agreement”) to create a new account called the “Collateral Financing Account”. This account has been used to provide the cash collateral required by National Westminster Bank plc to issue letters of credit necessary to provide the credit support required by both our trading counterparties and Elexon who administer NETA.

     The issuance of such letters of credit by National Westminster Bank plc is made pursuant to a £30 million letter of credit facility, dated December 12, 2002. AES Drax Power Limited has sought a £10 million increase to this letter of credit facility (as set out in a Form 6-K filed with the SEC on August 14, 2003) for the purpose of providing credit support as set out above or for any other purpose approved by the Senior Creditor Committees. The letter of credit facility is 100% cash collateralized from funds from the Collateral Financing Account and the use of such funds for such cash collateral remains subject to the prior approval of the Senior Creditor Committees.

     At present, we have entered into firm sales for approximately 55% of our available capacity for the period from April 15, 2003 to September 30, 2003. We are hoping to achieve a load factor of approximately 60% through the third quarter of 2003 and an average of approximately 75% for the whole of 2003. We expect our firm sales for Summer 2003 to provide an average capture price of approximately £16 per MWh.

     As part of the Standstill Arrangements, the Group Account Agreement was amended to create two new bank accounts:

•	Collateral Financing Account — this account contained the £30 million of funds intended to provide collateral for credit support and to meet any working capital requirements. Approximately £27.9 million as at July 31, 2003 has been transferred into the Cash Cover Account, to provide collateral for the letters of credit issued to our trading counterparties for credit support.

In addition, there is a further requirement within the revised Group Account Agreement whereby, any excess cash above a minimum balance of £25 million for any continuous period of 30 days is swept from the Proceeds Account into the Collateral Financing Account. At July 31, 2003 approximately £31.4 million has been transferred into the Collateral Financing Account. The balance on the Collateral Financing Account as at July 31, 2003 was approximately £34.0 million.

•	Cash Cover Account — this account holds the funds which provide cash collateral for the issuance of letters of credit by National Westminster Bank plc.

     Under the Group Account Agreement, there are other key accounts that contain the cash utilised for the operation of the business, or are held for the purposes of debt service. As at July 31, 2003 the balances on the following accounts were:

•	Senior Debt Service Reserve Account	£45.9 million

•	Insurance Reserve Account	£0.02 million

•	Proceeds Account	£9.5 million

     On August 20, 2003, AES Drax received a significant corporation tax rebate for previous overpayments for the tax years ended December 31, 1999, 2000 and 2001. This has increased the cash balance by approximately £14.0 million.

     AES Drax expects to incur approximately £6.8 million in capital expenditures in the year 2003. Future capital commitments are expected to be met from the working capital of AES Drax. In addition to capital requirements associated with the ownership and operation of the Drax Power Station, AES Drax anticipates that it will have significant fixed charge obligations in the future, principally relating to the fixed operating expenses incurred in connection with operating the station.

Directors, Senior Management and Employees

     Neither we, nor any of our subsidiaries, other than AES Drax Power Limited, have any operations or any management or employees.

     Directors

     As a result of the withdrawal by The AES Corporation from the Restructuring process, the following directors, appointed by The AES Corporation, resigned as directors of AES Drax Holdings Limited and AES Drax Power Limited on August 5, 2003 and as directors of AES Drax Limited, AES Drax Electric Limited and AES Drax Acquisition Limited on August 8, 2003: Garry Levesley, John Turner, Neil Hopkins and Naveed Ismail. Before these resignations, Gordon Horsfield and Gerald Wingrove were appointed as directors of these companies on the same dates.

     Gordon Horsfield retired from PricewaterhouseCoopers (UK firm) in January 2003 after thirty-four years with the firm. During his career at the firm he held a number of senior positions. He was appointed Director of Operations following the merger of the two predecessor firms and later he led the firm’s UK team dealing with the sale of its management consulting business to IBM. Prior to the merger in 1998 he had been Head of the Corporate Finance and Recovery division of Price Waterhouse in the UK.

     Gerald Wingrove joined London Electricity in 1998 as Group Finance Director with responsibility for finance, corporate development and regulation. At the beginning of 2001, in addition to his existing group finance roles, he took over responsibility on London Electricity’s board for the retail and trading businesses and in 2002, became an EDF-nominated director of the Swedish utility company, Graninge AB. Mr Wingrove left London Electricity in December 2002. Before joining London Electricity, he worked for Enron Corp for eight years in London and Houston, Texas, USA.

			Director
Name	Age	Position	since

Gordon Horsfield	56	Chairman	July 30, 2003
Gerald Wingrove	48	Finance Director	July 30, 2003
Lord Taylor of Blackburn	73	Non-Executive Director	May 18, 2001
Angela Padbury	26	Company Secretary	N/A

     Senior Management

     Following The AES Corporation’s withdrawal from the Restructuring process on August 5, 2003, changes to the senior management at AES Drax Power Limited were as follows: Garry Levesley resigned as Plant Manager and Cassim Mangerah stepped down as Head of Commodity Risk Management.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

DRAX HOLDINGS LIMITED

Date: November 10, 2003	By:	/s/ Gordon Horsfield Gordon Horsfield Director

Date: November 10, 2003	By:	/s/ Gerald Wingrove Gerald Wingrove Director

APPENDIX

DRAX HOLDINGS LIMITED
(formerly AES Drax Holdings Limited)

Financial Statements
30 June 2003
(As restated, see note 3)

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 June 2003

	Three months ended		Six months ended

	As restated	As restated	As restated	As restated
	30 June 2003	30 June 2002	30 June 2003	30 June 2002

	£’000	£’000	£’000	£’000

TURNOVER — continuing operations	92,960	129,035	229,347	274,879
Cost of sales	(65,741)	(48,972)	(142,962)	(110,437)

GROSS PROFIT	27,219	80,063	86,385	164,442
Administrative expenses	(45,048)	(43,662)	(84,780)	(87,280)

OPERATING (LOSS)/PROFIT — continuing operations	(17,829)	36,401	1,605	77,162
Interest receivable and other income	7,299	6,833	11,464	12,774
Interest payable and similar charges	(45,629)	(45,340)	(92,704)	(90,445)

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(56,159)	(2,106)	(79,635)	(509)
Tax on loss on ordinary activities	(1,305)	(3,277)	(2,467)	(9,272)

LOSS ON ORDINARY ACTIVITIES AFTER TAXATION TRANSFERRED FROM RESERVES	(57,464)	(5,383)	(82,102)	(9,781)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

CONSOLIDATED BALANCE SHEET
As at 30 June 2003

		As restated	As restated
	Note	30 June 2003	31 December 2002

		£’000	£’000
FIXED ASSETS
Tangible assets		1,072,619	1,083,118

CURRENT ASSETS
Stocks		30,764	31,327
Debtors	3	120,799	132,397
Cash at bank and in hand		67,929	85,020

		219,492	248,744
CREDITORS: amounts falling due within one year	3	(1,852,597)	(1,813,107)

NET CURRENT ASSETS		(1,633,105)	(1,564,363)

TOTAL ASSETS LESS CURRENT LIABILITIES		(560,486)	(481,245)
CREDITORS: amounts falling due after more than one year		(762)	(368)
PROVISIONS FOR LIABILITIES AND CHARGES		(19,345)	(16,878)

NET LIABILITIES		(580,593)	(498,491)

CAPITAL AND RESERVES
Called up share capital		20,051	20,051
Capital reserve	3	52,250	52,250
Profit and loss account		(652,894)	(570,792)

TOTAL EQUITY SHAREHOLDERS’ FUNDS		(580,593)	(498,491)

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

CONSOLIDATED CASH FLOW STATEMENT
Six months ended 30 June 2003

		As restated	As restated
		Six months ended	Six months ended
	Note	30 June 2003	30 June 2002

		£’000	£’000
Net cash inflow from operating activities	3	75,243	146,555
Returns on investments and servicing of finance
Interest received	3	2,317	2,213
Interest paid		(89,133)	(61,854)

Net cash outflow from returns on investments and servicing of finance		(86,816)	(59,641)

Taxation		102	(1)
Capital expenditure
Payments to acquire tangible fixed assets		(5,620)	(2,816)

Cash (outflow) / inflow before use of liquid resources		(17,091)	84,097
Management of liquid resources
Decrease / (increase) in restricted cash deposits	3	31,179	(184)

Increase in cash in the period		14,088	83,913

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Drax Holdings Limited and its subsidiaries (the “company”). Intercompany transactions and balances have been eliminated.

In the opinion of the company’s directors, all adjustments necessary for a fair presentation of the unaudited results of operations for the six months ended 30 June 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 30 June 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited on Form 20-F for the year ended 31 December 2002 as filed with the SEC on 16 May 2003 and as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators for TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement agreed with the steering committee representing the senior banks (the “Steering Committee”) and the ad hoc committee formed by holders of Drax Holdings Limited’s senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the financial statements.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK & US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	Three months ended		Six months ended

	As restated	As restated	As restated	As restated
	30 June 2003	30 June 2002	30 June 2003	30 June 2002

	£’000	£’000	£’000	£’000
Net loss under UK GAAP	(57,464)	(5,383)	(82,102)	(9,781)
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)	(19,838)	(19,838)
Deferred taxation	3,417	4,662	7,191	15,952
Interest	13,794	10,995	27,588	22,636
Derivative instruments and hedging activities	(666)	(8,625)	6,062	1,588
Goodwill amortisation	—	8,469	—	16,938
Foreign exchange on the debt denominated in US$	5,790	9,732	3,460	7,344

Net (loss) / income under US GAAP	(45,048)	9,931	(57,639)	34,839

	As restated	As restated
	30 June 2003	31 December 2002

	£’000	£’000
Shareholders’ deficit under UK GAAP	(580,593)	(498,491)
US GAAP adjustments:
Tangible fixed assets, costs	1,408,909	1,408,909
Additional depreciation on tangible fixed assets	(142,217)	(122,379)
Deferred taxation	(630,850)	(644,694)
Derivatives instruments and hedging activities	(72,500)	(54,601)
Foreign exchange on the debt denominated in US$	16,761	11,518
Additional minimum pension liability	(10,800)	(10,800)
Interest and equity contribution	592,950	565,362

Shareholders’ equity under US GAAP	581,660	654,824

DRAX HOLDINGS LIMITED (formerly AES Drax Holdings Limited)

NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

3.	RESTATEMENTS AND PRIOR PERIOD ADJUSTMENTS

These financial statements supersede and replace the original financial statements of the company included on the Form 6-K of the company filed on 11 September 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years. The restatement affects the balance sheet as at 31 December 2002 only.

The balance sheet as at 30 June 2003 and 31 December 2002 has also been amended to reflect the reclassification of loans from due after more than one year to due within one year.

The presentation of deferred finance costs and prepaid interest has been changed to reclassify these amounts from prepayments and other debtors to be deductions from the associated loans in the balance sheet as at 30 June 2003 and 31 December 2002. The classification of cash flows has also been amended for the periods ended 30 June 2003 and 2002 to reflect this change in presentation. The classification of amortisation of deferred financing costs within administrative expenses in the profit and loss account has also been changed to be included within interest payable for the periods ended 30 June 2003 and 2002. These changes have no effect on the consolidated net loss, net assets or net cashflows in either the current or prior periods.

The restatement of cash flows for the period ended 30 June 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £10.4 million. This adjustment is offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

The cash flow for the period ended 30 June 2003 has also been restated for a reclassification of an amount from unrestricted cash to restricted cash. This has increased the movement in restricted cash for the period ended 30 June 2003 by £13.6 million and has been offset by a corresponding change to the reported increase in cash in the period.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

Financial Statements
30 June 2003
(As restated, see note 3)

DRAX POWER LIMITED (formerly AES Drax Power Limited)

PROFIT AND LOSS ACCOUNT
Periods ended 30 June 2003

	Three months ended		Six months ended

	30 June 2003	30 June 2002	30 June 2003	30 June 2002

	£’000	£’000	£’000	£’000
TURNOVER — continuing operations	92,960	129,035	229,347	274,879
Cost of sales	(65,741)	(48,972)	(142,962)	(110,437)

GROSS PROFIT	27,219	80,063	86,385	164,442
Administrative expenses	(43,365)	(35,082)	(82,963)	(70,110)

OPERATING (LOSS) / PROFIT — continuing operations	(16,146)	44,981	3,422	94,332
Interest receivable and other income	7,302	6,833	11,465	12,849
Interest payable and similar charges	(941)	(224)	(1,783)	(1,632)

(LOSS) / PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	(9,785)	51,590	13,104	105,549
Tax on (loss)/profit on ordinary activities	957	(17,703)	(8,005)	(35,986)

RETAINED (LOSS) / PROFIT FOR THE FINANCIAL PERIOD TRANSFERRED (FROM) / TO RESERVES	(8,828)	33,887	5,099	69,563

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

BALANCE SHEET
As at 30 June 2003

			As restated
	Note	30 June 2003	31 December 2002

		£’000	£’000
FIXED ASSETS
Tangible assets		1,072,619	1,083,118

CURRENT ASSETS
Stocks		30,764	31,327
Debtors		200,703	157,687
Cash at bank and in hand		67,831	84,916

		299,298	273,930
CREDITORS: amounts falling due within one year	3	(57,346)	(50,437)

NET CURRENT ASSETS		241,952	223,493

TOTAL ASSETS LESS CURRENT LIABILITIES		1,314,571	1,306,611
CREDITORS: amounts falling due after more than one year		(78,290)	(78,548)
PROVISIONS FOR LIABILITIES AND CHARGES		(19,997)	(16,878)

NET ASSETS		1,216,284	1,211,185

CAPITAL AND RESERVES
Called up share capital		1,000	1,000
Share premium		1,204,542	1,204,542
Capital reserve	3	52,250	52,250
Profit and loss account		(41,508)	(46,607)

TOTAL EQUITY SHAREHOLDERS’ FUNDS		1,216,284	1,211,185

DRAX POWER LIMITED (formerly AES Drax Power Limited)

CASH FLOW STATEMENT
Six months ended 30 June 2003

		As restated	As restated
		Six months	Six months
		ended	ended
		30 June	30 June
	Note	2003	2002

		£’000	£’000
Net cash (outflow) / inflow from operating activities	3	(13,735)	61,748
Returns on investments and servicing of finance
Interest received	3	2,318	2,289
Interest paid		(150)	(1,632)

Net cash inflow from returns on investments and servicing of finance		2,168	657

Taxation		102	—
Capital expenditure
Payments to acquire tangible fixed assets		(5,620)	(2,816)

Cash (outflow) / inflow before use of liquid resources		(17,085)	59,589
Management of liquid resources
Decrease / (increase) in restricted cash deposits	3	31,179	(184)

Increase in cash in the period		14,094	59,405

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

In the opinion of the directors of Drax Power Limited (the “company”), all adjustments necessary for a fair presentation of the unaudited results of operations for the six months ended 30 June 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 30 June 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited on Form 20-F for the year ended 31 December 2002 as filed with the SEC on 16 May 2003 and as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators for TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement agreed with the steering committee representing the senior banks (the “Steering Committee”) and the ad hoc committee formed by holders of Drax Holdings Limited’s senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	As restated		As restated
	Three months ended		Six months ended

	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000
Net (loss) / income under UK GAAP	(8,828)	33,887	5,099	69,563
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)	(19,838)	(19,838)
Deferred taxation	4,592	7,185	8,317	18,579
Interest	(14,473)	(18,699)	(30,066)	(31,955)
Derivative instruments and hedging activities	1,208	(7,304)	5,767	173

Net (loss) / income under US GAAP	(27,420)	5,150	(30,721)	36,522

	As restated	As restated
	30 June	31 December
	2003	2002

	£’000	£’000
Shareholders’ equity under UK GAAP	1,216,284	1,211,185
US GAAP adjustments:
Tangible fixed assets, cost	1,414,242	1,414,242
Additional depreciation on tangible fixed assets	(142,217)	(122,379)
Deferred taxation	(624,253)	(637,363)
Push down of acquisition debt	(842,555)	(842,555)
Derivatives instruments and hedging activities	(77,729)	(67,520)
Additional minimum pension liability	(10,800)	(10,800)

Shareholders’ equity under US GAAP	932,972	944,810

DRAX POWER LIMITED (formerly AES Drax Power Limited)

NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

3.	RESTATEMENTS AND PRIOR PERIOD ADJUSTMENTS

These financial statements supersede and replace the original financial statements of the company included on the Form 6-K of the company filed on 11 September 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years. The restatement affects the balance sheet as at 31 December 2002 only.

The restatement of cash flows for the period ended 30 June 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £10.4 million. This adjustment is offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

The cash flow for the period ended 30 June 2003 has also been restated for a reclassification of an amount from unrestricted cash to restricted cash. This has increased the movement in restricted cash for the period ended 30 June 2003 by £13.6 million and has been offset by a corresponding change to the reported increase in cash in the period.

DRAX LIMITED (formerly AES Drax Limited)

Financial Statements

30 June 2003

(As restated, see note 3)

DRAX LIMITED (formerly AES Drax Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 June 2003

	Three months ended		Six months ended

	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000
TURNOVER — continuing operations	92,960	129,035	229,347	274,879
Cost of sales	(65,741)	(48,972)	(142,962)	(110,437)

GROSS PROFIT	27,219	80,063	86,385	164,442
Administrative expenses	(43,365)	(43,551)	(82,963)	(87,048)

OPERATING (LOSS) / INCOME — continuing operations	(16,146)	36,512	3,422	77,394
Interest receivable and other income	7,303	6,833	11,466	12,849
Interest payable and similar charges	(941)	(224)	(1,783)	(1,632)

(LOSS) / PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	(9,784)	43,121	13,105	88,611
Tax on (loss) / profit on ordinary activities	957	(17,703)	(8,005)	(35,986)

RETAINED (LOSS) / PROFIT FOR THE FINANCIAL PERIOD TRANSFERRED (FROM) / TO RESERVES	(8,827)	25,418	5,100	52,625

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account.

DRAX LIMITED (formerly AES Drax Limited)

CONSOLIDATED BALANCE SHEET
As at 30 June 2003

			As restated
		30 June	31 December
	Note	2003	2002

		£’000	£’000
FIXED ASSETS
Tangible assets		1,072,619	1,083,118

CURRENT ASSETS
Stocks		30,764	31,327
Debtors		200,703	157,687
Cash at bank and in hand		67,858	84,943

		299,325	273,957
CREDITORS: amounts falling due within one year	3	(52,011)	(45,103)

NET CURRENT ASSETS		247,314	228,854

TOTAL ASSETS LESS CURRENT LIABILITIES		1,319,933	1,311,972
CREDITORS: amounts falling due after more than one year		(110)	(368)
PROVISIONS FOR LIABILITIES AND CHARGES		(19,997)	(16,878)

NET ASSETS		1,299,826	1,294,726

CAPITAL AND RESERVES
Called up share capital		2	2
Share premium		1,893,999	1,893,999
Capital reserve	3	52,250	52,250
Profit and loss account		(646,425)	(651,525)

TOTAL EQUITY SHAREHOLDERS’ FUNDS		1,299,826	1,294,726

DRAX LIMITED (formerly AES Drax Limited)

CONSOLIDATED CASH FLOW STATEMENT
Six months ended 30 June 2003

		As restated	As restated
		Six months	Six months
		ended	ended
		30 June	30 June
	Note	2003	2002

		£’000	£’000
Net cash (outflow) / inflow from operating activities	3	(13,735)	61,751
Returns on investments and servicing of finance
Interest received	3	2,318	2,289
Interest paid		(150)	(1,632)

Net cash inflow from returns on investments and servicing of finance		2,168	657

Taxation		102	(2)
Capital expenditure
Payments to acquire tangible fixed assets		(5,620)	(2,816)

Cash (outflow) / inflow before use of liquid resources		(17,085)	59,590
Management of liquid resources
Decrease / (increase) in restricted cash deposits	3	31,179	(184)

Increase in cash in the period		14,094	59,406

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Six months ended 30 June 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Drax Limited and its subsidiaries (the “company”). Intercompany transactions and balances have been eliminated.

In the opinion of the company’s directors, all adjustments necessary for a fair presentation of the unaudited results of operations for the six months ended 30 June 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 30 June 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited on Form 20-F for the year ended 31 December 2002 as filed with the SEC on 16 May 2003 and as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators for TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement agreed with the steering committee representing the senior banks (the “Steering Committee”) and the ad hoc committee formed by holders of Drax Holdings Limited’s senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Six months ended 30 June 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	As restated		As restated
	Three months ended		Six months ended

	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000
Net (loss)/income under UK GAAP	(8,827)	25,418	5,100	52,625
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)	(19,838)	(19,838)
Deferred taxation	4,592	7,185	8,317	18,579
Interest	(14,473)	(18,699)	(30,066)	(31,955)
Derivative instruments and hedging activities	1,208	(7,304)	5,767	173
Goodwill amortisation	—	8,469	—	16,938

Net (loss)/income under US GAAP	(27,419)	5,150	(30,720)	36,522

	As restated	As restated
	30 June	31 December
	2003	2002

	£’000	£’000
Shareholders’ equity under UK GAAP	1,299,826	1,294,726
US GAAP adjustments:
Tangible fixed assets, cost	1,408,909	1,408,909
Additional depreciation on tangible fixed assets	(142,217)	(122,379)
Deferred taxation	(624,253)	(637,363)
Push down of acquisition debt	(842,555)	(842,555)
Derivative instruments and hedging activities	(77,729)	(67,520)
Additional minimum pension liability	(10,800)	(10,800)

Shareholders’ equity under US GAAP	1,011,181	1,023,018

DRAX LIMITED (formerly AES Drax Limited)

NOTES TO THE ACCOUNTS
Six months ended 30 June 2003

3.	RESTATEMENTS AND PRIOR PERIOD ADJUSTMENTS

These financial statements supersede and replace the original financial statements of the company included on the Form 6-K of the company filed on 11 September 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years. The restatement affects the balance sheet as at 31 December 2002 only.

The restatement of cash flows for the period ended 30 June 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £10.4 million. This adjustment is offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

The cash flow for the period ended 30 June 2003 has also been restated for a reclassification of an amount from unrestricted cash to restricted cash. This has increased the movement in restricted cash for the period ended 30 June 2003 by £13.6 million and has been offset by a corresponding change to the reported increase in cash in the period.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

Financial Statements

30 June 2003

(As restated, see note 3)

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 June 2003

	Three months ended		Six months ended

	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000
TURNOVER — continuing operations	92,960	129,035	229,347	274,879
Cost of sales	(65,741)	(48,972)	(142,962)	(110,437)

GROSS PROFIT	27,219	80,063	86,385	164,442
Administrative expenses	(43,365)	(43,551)	(82,963)	(87,048)

OPERATING (LOSS) / PROFIT — continuing operations	(16,146)	36,512	3,422	77,394
Interest receivable and other income	7,303	6,833	11,466	12,849
Interest paid and similar charges	(941)	(224)	(1,783)	(1,632)

(LOSS) / PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	(9,784)	43,121	13,105	88,611
Tax on (loss) / profit on ordinary activities	957	(17,703)	(8,005)	(35,986)

RETAINED (LOSS) / PROFIT FOR THE FINANCIAL PERIOD TRANSFERRED (FROM) / TO RESERVES	(8,827)	25,418	5,100	52,625

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

CONSOLIDATED BALANCE SHEET
As at 30 June 2003

			As restated
		30 June	31 December
	Note	2003	2002

		£’000	£’000
FIXED ASSETS
Tangible assets		1,072,619	1,083,118

CURRENT ASSETS
Stocks		30,764	31,327
Debtors		200,705	157,687
Cash at bank and in hand		67,858	84,943

		299,327	273,957
CREDITORS: amounts falling due within one year	3	(52,013)	(45,103)

NET CURRENT ASSETS		247,314	228,854

TOTAL ASSETS LESS CURRENT LIABILITIES		1,319,933	1,311,972
CREDITORS: amounts falling due after more than one year		(1,200,111)	(1,200,369)
PROVISIONS FOR LIABILITIES AND CHARGES		(19,997)	(16,878)

NET ASSETS		99,825	94,725

CAPITAL AND RESERVES
Called up share capital		505,000	505,000
Capital reserve	3	52,250	52,250
Profit and loss account		(457,425)	(462,525)

TOTAL EQUITY SHAREHOLDERS’ FUNDS		99,825	94,725

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

CONSOLIDATED CASH FLOW STATEMENT
Six months ended 30 June 2003

		As restated	As restated
		Six months	Six months
		ended	ended
		30 June	30 June
	Note	2003	2002

		£’000	£’000
Net cash (outflow) / inflow from operating activities	3	(13,735)	61,749
Returns on investments and servicing of finance
Interest received	3	2,318	2,289
Interest paid		(150)	(1,632)

Net cash inflow from returns on investments and servicing of finance		2,168	657

Taxation		102	—
Capital expenditure
Payments to acquire tangible fixed assets		(5,620)	(2,816)

Cash (outflow) / inflow before use of liquid resources		(17,085)	59,590
Management of liquid resources
Decrease / (increase) in restricted cash deposits	3	31,179	(184)

Increase in cash in the period		14,094	59,406

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Six months ended 30 June 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of Drax Electric Limited and its subsidiaries (the “company”). Intercompany transactions and balances have been eliminated.

In the opinion of the company’s directors, all adjustments necessary for a fair presentation of the unaudited results of operations for the six months ended 30 June 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 30 June 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited on Form 20-F for the year ended 31 December 2002 as filed with the SEC on 16 May 2003 and as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators for TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement agreed with the steering committee representing the senior banks (the “Steering Committee”) and the ad hoc committee formed by holders of Drax Holdings Limited’s senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Six months ended 30 June 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	Three months ended		Six months ended

	As restated	As restated	As restated	As restated
	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000
Net (loss) / income under UK GAAP	(8,827)	25,418	5,100	52,625
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)	(19,838)	(19,838)
Deferred taxation	4,592	7,185	8,317	18,579
Interest	(14,473)	(18,699)	(30,066)	(31,955)
Derivative instruments and hedging activities	1,208	(7,304)	5,767	173
Goodwill amortisation	—	8,469	—	16,938

Net (loss) / income under US GAAP	(27,419)	5,150	(30,720)	36,522

	As restated	As restated
	30 June	31 December
	2003	2002

	£’000	£’000
Shareholders’ equity under UK GAAP	99,825	94,725
US GAAP adjustments:
Tangible fixed assets, costs	1,408,909	1,408,909
Additional depreciation on tangible fixed assets	(142,217)	(122,379)
Deferred taxation	(624,253)	(637,363)
Derivatives instruments on hedging activities	(77,729)	(67,520)
Additional minimum pension liability	(10,800)	(10,800)

Shareholders’ equity under US GAAP	653,735	665,572

DRAX ELECTRIC LIMITED (formerly AES Drax Electric Limited)

NOTES TO THE ACCOUNTS
Six months ended 30 June 2003

3.	RESTATEMENTS AND PRIOR PERIOD ADJUSTMENTS

These financial statements supersede and replace the original financial statements of the company included on the Form 6-K of the company filed on 11 September 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years. The restatement affects the balance sheet as at 31 December 2002 only.

The restatement of cash flows for the period ended 30 June 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £10.4 million. This adjustment is offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

The cash flow for the period ended 30 June 2003 has also been restated for a reclassification of an amount from unrestricted cash to restricted cash. This has increased the movement in restricted cash for the period ended 30 June 2003 by £13.6 million and has been offset by a corresponding change to the reported increase in cash in the period.

AES DRAX ACQUISITION LIMITED

Financial Statements

30 June 2003

(As restated, see note 3)

AES DRAX ACQUISITION LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Periods ended 30 June 2003

	Three months ended		Six months ended

	As restated	As restated	As restated	As restated
	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000
TURNOVER — continuing operations	92,960	129,035	229,347	274,879
Cost of sales	(65,741)	(48,972)	(142,962)	(110,437)

GROSS PROFIT	27,219	80,063	86,385	164,442
Administrative expenses	(45,048)	(43,662)	(84,780)	(87,280)

OPERATING (LOSS) / PROFIT — continuing operations	(17,829)	36,401	1,605	77,162
Interest receivable and other income	7,299	6,833	11,464	12,774
Interest payable and similar charges	(14,893)	(45,340)	(26,708)	(90,445)

LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION	(25,423)	(2,106)	(13,639)	(509)
Tax on loss on ordinary activities	(1,375)	(3,277)	(2,607)	(9,272)

LOSS ON ORDINARY ACTIVITIES AFTER TAXATION FOR THE FINANCIAL PERIOD TRANSFERRED FROM RESERVES	(26,798)	(5,383)	(16,246)	(9,781)

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

There are no recognised gains and losses for the current or preceding financial period other than as stated in the profit and loss account.

AES DRAX ACQUISITION LIMITED

CONSOLIDATED BALANCE SHEET
As at 30 June 2003

		As restated	As restated
		30 June	31 December
	Note	2003	2002

		£’000	£’000
FIXED ASSETS
Tangible assets		1,072,619	1,083,118

CURRENT ASSETS
Stocks		30,764	31,327
Debtors	3	120,799	132,396
Cash at bank and in hand		67,929	85,020

		219,492	248,743
CREDITORS: amounts falling due within one year	3	(1,256,409)	(1,252,145)

NET CURRENT ASSETS		(1,036,917)	(1,003,402)

TOTAL ASSETS LESS CURRENT LIABILITIES		35,702	79,716
CREDITORS: amounts falling due after more than one year		(762)	(368)
PROVISIONS FOR LIABILITIES AND CHARGES		(17,558)	(14,950)

NET ASSETS		17,382	64,398

CAPITAL AND RESERVES
Called up share capital		445,050	445,050
Capital reserve	3	52,250	52,250
Profit and loss account		(479,918)	(432,902)

TOTAL EQUITY SHAREHOLDERS’ FUNDS		17,382	64,398

AES DRAX ACQUISITION LIMITED

CONSOLIDATED CASH FLOW STATEMENT
Six months ended 30 June 2003

		As restated	As restated
		Six months	Six months
		ended	ended
		30 June	30 June
	Note	2003	2002

		£’000	£’000
Net cash inflow from operating activities	3	75,243	146,555
Returns on investments and servicing of finance
Interest received	3	2,317	2,213
Interest paid		(89,133)	(61,854)

Net cash outflow from returns on investments and servicing of finance		(86,816)	(59,641)

Taxation		102	(1)
Capital expenditure
Payments to acquire tangible fixed assets		(5,620)	(2,816)

Cash (outflow) / inflow before use of liquid resources		(17,091)	84,097
Management of liquid resources
Decrease / (increase) in restricted cash deposits	3	31,179	(184)

Increase in cash in the period		14,088	83,913

AES DRAX ACQUISITION LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

1.	BASIS OF PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the accounts of AES Drax Acquisition Limited, its subsidiaries and controlled affiliates (the “company”). Intercompany transactions and balances have been eliminated.

In the opinion of the company’s directors, all adjustments necessary for a fair presentation of the unaudited results of operations for the six months ended 30 June 2003 and 2002, respectively, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended 30 June 2003 are not necessarily indicative of the results of operations to be expected for the full year. The accompanying financial statements are unaudited and should be read in conjunction with the financial statements, which are incorporated herein by reference to the annual report of Drax Holdings Limited on Form 20-F for the year ended 31 December 2002, as filed with the SEC on 16 May 2003 and as amended on Form 20-F/A as filed with the SEC on the date hereof.

Following the termination of the Hedging Contract with TXU Europe Energy Trading Limited (“TXU Europe”) and the appointment of joint administrators for TXU Europe and TXU Europe Group plc (“TXU Group”) on 18 and 19 November 2002, respectively, the company entered discussions with its senior lenders in order to address the potential defaults under the senior financing documents arising from the TXU situation.

In addition, certain of the forward looking debt service cover ratios at 30 June 2002, were below the threshold required to permit distributions. As a result, Drax Power Limited was not permitted to make distributions to AES Drax Energy Limited to permit interest due on the high yield notes to be paid on 30 August 2002. The AES Corporation, however, made a contribution to AES Drax Energy Limited which together with amounts then held in the high yield note debt service reserve account was sufficient to make the payments then due. At the time The AES Corporation stated that there were no assurances that it would agree to make any similar payments in the future. Any improvement in the forward looking ratios were dependent on a favourable change in the forward curve for electricity prices during the period from 30 June to 31 December 2002. Such improvements did not occur and the ratios were below 1.19:1 at 31 December 2002.

Moreover, there were insufficient funds remaining in the high yield note debt service reserve account to cover such payments. AES Drax Energy Limited was unable to pay the interest due on the notes on time at the end of February 2003. Such failure constitutes an event of default under the notes, although any enforcement rights are subject to a 90-day grace period as well as the terms and conditions of certain intercreditor arrangements.

The Drax group of companies (“Drax”) has been operating under standstill arrangements with certain of its senior creditors since 12 December 2002. The purpose of the standstill arrangements is to provide Drax and the senior creditors with a period of stability during which discussions regarding consensual restructuring of Drax can take place. The bank lenders and the senior bondholders have agreed to waive certain events of default under the Eurobonds or the senior bonds, as applicable, not to accelerate payment of the obligations and would not seek to enforce security during the standstill period. Although the standstill period under the original standstill agreement terminated on 31 May 2003, Drax had reached agreement on three further standstill agreements, which have now expired, and is currently operating under a long term standstill agreement agreed with the steering committee representing the senior banks (the “Steering Committee”) and the ad hoc committee formed by holders of Drax Holdings Limited’s senior bonds (the “Ad Hoc Committee”). This agreement became effective on 9 October 2003 and will expire on 31 December 2003, unless terminated earlier or extended in accordance with its terms.

Under the standstill arrangements, Drax’s bank lenders and senior bondholders have agreed to certain amendments and waivers to their respective financing documents which permits Drax to have access to at least £40,000,000 of funds currently unavailable under the financing documentation. These funds, subject to certain consent rights of the Steering Committee and the Ad Hoc Committee, are available to provide credit support to electricity counterparties and for working capital needs.

Failure to effect a satisfactory restructuring of Drax could lead to an event of default under the senior financing documents and the withdrawal of support by the company’s lenders.

The directors of the company believe that the standstill arrangements will facilitate an agreed restructuring of Drax. On this basis, the directors of the company consider it appropriate to prepare the financial statements on the going concern basis. The financial statements do not include any adjustments that would result from a withdrawal of support by the company’s lenders.

AES DRAX ACQUISITION LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

2.	SUMMARY OF DIFFERENCES BETWEEN UK AND US GAAP

This note is provided in addition to the previous financial information for US users of the accounts.

The financial statements are prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The following tables summarise the effects of the differences between UK and US GAAP. The differences are explained in full in the annual report of Drax Holdings Limited for the year ended 31 December 2002 as filed with the SEC on 16 May 2003, as amended on Form 20-F/A as filed with the SEC on the date hereof.

	As restated		As restated
	Three months ended		Six months ended

	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000
Net loss under UK GAAP	(26,798)	(5,383)	(16,246)	(9,781)
US GAAP adjustments:
Additional depreciation on tangible fixed assets	(9,919)	(9,919)	(19,838)	(19,838)
Deferred taxation	5,154	7,582	8,229	18,155
Derivative instruments and hedging activities	(666)	(8,625)	6,062	1,588
Goodwill amortisation	—	8,469	—	16,938
Interest	13,794	10,995	27,588	22,636

Net (loss) / income under US GAAP	(18,435)	3,119	5,795	29,698

	As restated	As restated
	30 June	31 December
	2003	2002

	£’000	£’000
Shareholders’ equity under UK GAAP	17,382	64,398
US GAAP adjustments:
Tangible fixed assets, cost	1,408,909	1,408,909
Additional depreciation on tangible fixed assets	(142,217)	(122,379)
Deferred taxation	(625,822)	(641,239)
Derivative instruments and hedging activities	(72,500)	(54,601)
Additional minimum pension liability	(10,800)	(10,800)

Shareholders’ equity under US GAAP	574,952	644,288

AES DRAX ACQUISITION LIMITED

NOTES TO THE FINANCIAL STATEMENTS
Six months ended 30 June 2003

3.	RESTATEMENTS AND PRIOR PERIOD ADJUSTMENTS

These financial statements supersede and replace the original financial statements of the company included on the Form 6-K of the company filed on 11 September 2003. The financial statements have been amended to reflect changes in the status of certain transactions and balances as at 31 December 2002 in the light of information provided to the company subsequent to the date of the original filing. The financial statements have also been amended to reflect post balance sheet events which have occurred since the original filing, for consequential amendments to disclosure and for other presentational changes.

The change in equity shareholders’ funds as at 31 December 2002 relates to the reclassification of an amount previously included within intercompany creditors of £52.25 million. The AES Corporation has confirmed that it had no claim for repayment against the company at the time of the original transaction, and in order to reflect its nature the amount has been released into a capital reserve. This change has reduced the liabilities and increased the net assets of the company by £52.25 million each respectively, but has no effect on the consolidated loss of the company in either the current or prior years. The restatement affects the balance sheet as at 31 December 2002 only.

The balance sheet as at 30 June 2003 and 31 December 2002 has also been amended to reflect the reclassification of loans from due after more than one year to due within one year.

The presentation of deferred finance costs and prepaid interest has been changed to reclassify these amounts from prepayments and other debtors to be deductions from the associated loans in the balance sheet as at 30 June 2003 and 31 December 2002. The classification of cash flows has also been amended for the periods ended 30 June 2003 and 2002 to reflect this change in presentation. The classification of amortisation of deferred financing costs within administrative expenses in the profit and loss account has also been changed to be included within interest payable for the periods ended 30 June 2003 and 2002. These changes have no effect on the consolidated net loss, net assets or net cashflows in either the current or prior periods.

The balance sheet as at 30 June 2003 and 31 December 2002 has also been amended for the write-off of the forward purchase of preference shares in Drax Holdings Limited, previously included within debtors. The preference shares were to be purchased by AES Drax Acquisition Limited when the senior secured debt is repaid in 2015. However, the directors believe that the investment in Drax Holdings Limited has been impaired and so the forward purchase of the preference shares has also been impaired. The impairment of assets is non-deductible and so has no tax effect.

The restatement of cash flows for the period ended 30 June 2002 relates to an adjustment to interest received in respect of the timing of cash flows under a financing hedging swap of £10.4 million. This adjustment is offset by corresponding changes to the reported net cash inflows from operating activities and there was no effect on the consolidated net cashflows in either the current or prior years.

The cash flow for the period ended 30 June 2003 has also been restated for a reclassification of an amount from unrestricted cash to restricted cash. This has increased the movement in restricted cash for the period ended 30 June 2003 by £13.6 million and has been offset by a corresponding change to the reported increase in cash in the period.